SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. COMMUNICATES THE RESULTS OF THE AUCTION OF PREFERRED SHARES FOR THE PLACEMENT INTO THE FREE FLOAT OF THE COMPANY  CORRESPONDING TO THE SHARES RESULTING FROM APPRAISAL RIGHTS EXERCISED BY SHAREHOLDERS RELATING OF CORPORATE RESTRUCTURING APPROVED AT THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING ON FEBRUARY 22, 2006

VIVO - RESULTS OF THE AUCTION ON THE SÃO PAULO STOCK EXCHANGE
(BOVESPA) ON MAY 05, 2006 FOR THE SALE OF THE PREFERRED SHARES RESULTING FROM THE APPRAISAL RIGHTS APPROVED AT THE ORDINARY  MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 02, 2006

São Paulo, Brazil - May 05, 2006 - Vivo Participações S.A. (“VIVO”) (BOVESPA: VIVO3 (common), VIVO4 (preferred); NYSE:  VIV), communicates that was replaced into the free float 16,010 preferred shares as a result of the appraisal rights exercised by shareholders relating to the corporate restructuring approved at the extraordinary general shareholders’ meeting on February 22, 2006, at net average price per share of R$ 7,5394, representing a net amount of R$ 120,705.99 (one hundred and twenty thousand, seven hundred and five reais and ninety-nine cents)

São Paulo, May 5, 2006.
Ernesto Gardelliano
Investor Relations Officer
Vivo Participações S.A.
www.vivo.com.br/ri

For more information, contact:
Charles Edwards Allen
Investor Relations Department
Tel.:  +55 11 5105-1172
Email:  ir@vivo.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2006

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.